Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 312 853 7894 JEKBLAD@sidley.com

FILED VIA EDGAR

September 26, 2025

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

Re:	First Eagle Completion Fund Trust (the “Trust”) Initial Registration Statement on Form N-1A File Nos. 333-286532, 811-24076

Dear Mr. Cowan:

Thank you for your comments regarding the Trust’s initial registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2025 (the “Initial Registration Statement”). The Initial Registration Statement was filed for the purpose of registering shares of the First Eagle High Yield Municipal Completion Fund (the “Fund”), a new series of the Trust. This letter responds to your comments, which you provided to us on May 16, 2025.

Below, we describe changes the Trust made to the Initial Registration Statement in response to the Staff’s comments, generally described by reference to where the responsive disclosures will appear in the Filing, as defined below. The Trust has filed with the Commission a pre-effective amendment to the Initial Registration Statement making the applicable changes in a filing pursuant to Rule 472 under the Securities Act of 1933, as amended (the “Securities Act”) (the “Filing”).

Capitalized terms used, but not otherwise defined, have the meaning ascribed to them in the Initial Registration Statement. All text changes described below have been implemented substantially as noted here, though some variation in the Filing may be appropriate. The Trust understands that the Trust and management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

General

1.	COMMENT: We note that substantial portions of the registration statement are incomplete. Please ensure all information is included in a pre-effective amendment, including the fee tables, hypothetical expense examples, references to the auditor, auditor’s consent, and financial statements. A full financial review must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when the registrant completes them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

RESPONSE: The Trust acknowledges the Staff’s comment. The Filing includes a completed registration statement.

2.	COMMENT: Please inform the staff if a party other than the Fund’s sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

RESPONSE: First Eagle will provide the Fund with initial seed capital.

3.	COMMENT: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statement.

RESPONSE: The Trust does not expect to submit any exemptive applications or no-action letters in connection with the registration statement.

4.	COMMENT: Please update the Fund’s ticker symbol in EDGAR. See Items 1(a)(2) and 14(a)(2); Regulation S-T, Rule 313(b)(1).

RESPONSE: The Trust will update the Fund’s ticker symbol in EDGAR when it is available.

Prospectus

Fees and Expenses

5.	COMMENT: The prospectus indicates that the Fund may invest in money market funds, as well as municipal bond-focused exchange-traded funds. If it is anticipated that acquired fund fees and expenses (“AFFEs”) from such investments will exceed 0.01% of the average net assets of the fund, please disclose these fees and expenses as a separate line item in the fee table. Further, if included as a separate line item, please also disclose in a footnote to the fee table that AFFEs are based on estimated amounts for the current fiscal year. Otherwise, please confirm supplementally that such expenses, if any, are reflected in “Other Expenses.” See Instr. 3(f)(i) to Item 3.

RESPONSE: The Trust so confirms.

6.	COMMENT: The subheading “Interest and Related Expenses” includes a footnote stating: “Interest expense and fees paid on Fund borrowings and/or interest and related expenses from inverse floaters.” It further states: “Excluding interest expense, Total Annual Operating Expenses are 0.00%.” Please delete the last sentence of the footnote, as this disclosure is neither required nor permitted by the Form.

RESPONSE: The Trust has deleted the last sentence of the footnote.

Principal Investment Strategies

7.	COMMENT: According to the disclosure, the Fund normally invests at least 80% of its net assets in municipal bonds that pay interest that is exempt from regular federal personal income tax. Please clarify here that the 80% test includes other investments that provide exposure to municipal bonds and that provide interest income that is exempt from regular federal personal income tax.

RESPONSE: As noted in the Fund’s prospectus (and pasted below), the Fund’s 80% test includes derivatives that provide interest income that is exempt from regular federal personal income tax:

Assuming the position pays interest income that is exempt from regular federal personal income tax, the Fund can “count” relevant derivative positions towards its “80% of assets” allocation and, in doing so, values each position at the price at which it is held on the Fund’s books (generally market price, but anticipates valuing each such position for purposes of assessing compliance with this test at notional value).

In addition, as noted in the disclosure provided in response to comment 16 below, the Fund considers participation interests in municipal leases to be municipal bonds. To these extent these investments provide interest income that is exempt from regular federal personal income tax they will be included in the Fund’s 80% test.

8.	COMMENT: Disclosure in the first paragraph indicates that, while the Fund may invest in securities with any time to maturity, it will generally maintain an overall weighted average maturity of greater than 10 years. Please clarify whether this statement is also applicable to duration, which is referenced in the last sentence, or specify any stated criteria as to duration.

RESPONSE: The Fund will not utilize any stated criteria as to duration.

9.	COMMENT: Please delete “in connection with new rules requiring the treatment” from the second parenthetical in the first paragraph. Compliance with the relevant “new rules” is not yet required.

RESPONSE: The Trust has revised the disclosure to delete “in connection with new rules requiring the treatment” as requested.

10.	COMMENT: The fifth sentence of the second paragraph states the Fund may invest up to 15% of its net assets in municipal securities whose interest payments vary inversely with changes in short-term tax-exempt interest rates (“Inverse Floaters”). Please disclose any credit rating criteria regarding the underlying bonds of the Inverse Floaters.

RESPONSE: The Trust has added the following disclosure to the Principal Investment Strategies section:

Generally, the underlying bonds of the Inverse Floaters in which the Fund invests will be investment grade bonds, though the Fund may invest in Inverse Floaters without regard to the credit ratings of the underlying bonds of the Inverse Floaters.

11.	COMMENT: We note the Fund may purchase securities that have been privately placed but that are eligible for purchase and sale under Rule 144A under the Securities Act of 1933 (the “Securities Act”) (“restricted securities”). Please explain supplementally to the staff whether the Fund intends to invest more than 15% of its assets in these types of investments.

RESPONSE: A significant percentage of the securities in the Fund’s portfolio will be exempt from registration under Rule 144A or section 4(a)(2) of the Securities Act. When the Fund invests more than 15% of its assets in these types of investments, it will do so in compliance with Rule 22e-4 under the Investment Company Act of 1940, as amended, and the Trust’s Liquidity Risk Management Program.

12.	COMMENT: The last sentence of the fifth paragraph states, “The Fund may also invest (typically for hedging purposes or to manage the effective maturity or duration of the Fund’s portfolio or for speculative purposes in an effort to increase the Fund’s yield or to enhance returns) in derivative instruments such as options, futures contracts and options on futures contracts, and interest rate swaps.” Please clarify in the disclosure how this statement works with the derivatives that are included in the Fund’s 80% policy.

RESPONSE: The fourth sentence of the first paragraph describes how derivatives are treated for purposes of the Fund’s 80% policy. This sentence is as follows:

Assuming the position pays interest income that is exempt from regular federal personal income tax, the Fund can “count” relevant derivative positions towards its “80% of assets” allocation and, in doing so, values each position at the price at which it is held on the Fund’s books (generally market price, but anticipates valuing each such position for purposes of assessing compliance with this test at notional value in connection with new rules requiring that treatment).

The Fund respectfully declines to make any additional changes at this time.

13.	COMMENT: Please remove the cross reference from the summary section, which states “For more information about the High Yield Municipal Completion Fund’s principal investment strategies, please see the More Information about the Fund’s Investments section.”

RESPONSE: The Trust respectfully declines to make any changes to the cross references at this time. The Trust notes that these cross references are intended to refer readers to sections that include additional information about the Fund’s investment strategy in response to Item 9 of Form N-1A.

Principal Investment Risks

14.	COMMENT: Credit and Interest Rate Risk. Please clarify, with respect to duration, that greater sensitivity to interest rates typically corresponds to higher volatility and higher risk. Also, please consider whether disclosure discussing recent market conditions and events should be updated in light of recent Federal Reserve Board actions. Interest rate risk should also be clear as to the impact of interest rates on the Fund’s portfolio (both when interest rates go up and also when they go down).

RESPONSE: In response to a similar Staff comment related to the registration statements of the First Eagle High Yield Municipal Fund and First Eagle Short Duration High Yield Municipal Fund, these funds revised the Credit and Interest Rate Risk to include the additions emphasized below. The Trust believes that its Credit and Interest Rate Risk is sufficient and respectfully declines to make any further changes at this time.

Credit and Interest Rate Risk — The value of the Fund’s portfolio may fluctuate in response to the risk that the issuer of a bond or other instrument will not be able to make payments of interest and principal when due. In addition, fluctuations in interest rates can affect the value of debt instruments held by the Fund. A debt instrument’s “duration” is a way of measuring a debt instrument’s sensitivity to a potential change in interest rates. An increase in interest rates tends to reduce the market value of debt instruments, while a decline in interest rates tends to increase their values. Generally, debt instruments with long maturities and low coupons have the longest durations. Longer-duration instruments tend to be more sensitive to interest rate changes than those with shorter durations. Recent market conditions and events, including increases in interest rates, may exacerbate the risk that borrowers will not be able to make payments of interest and principal when due. During periods of decreasing or prolonged low interest rates, financial markets in which the Fund invests could be negatively affected by, for example, increased volatility, reduced value and liquidity of the Fund’s investments, and perceptions of broader economic decline. In addition, there is risk of significant future rate moves and related economic and market impacts. Credit spread risk is the risk that economic and market conditions or any actual or perceived credit deterioration may lead to an increase in the credit spreads (i.e., the difference in yield between two securities of similar maturity but different credit quality) and a decline in price of an issuer’s securities.

15.	COMMENT: Reference Rate Transition Risk. Please explain to the staff why this risk would be applicable to a new fund, given the London Interbank Offered Rate (“LIBOR”) was discontinued as of June 30, 2023 and the synthetic USD LIBOR settings permanently ceased publication on September 30, 2024, or otherwise revise or delete the relevant disclosure.

RESPONSE: The Trust has replaced the Fund’s Reference Rate Transition Risk in response to Item 4 of Form N-1A with the following:

Reference Rate Transition Risk — The Fund may be exposed to financial instruments that recently transitioned from~~, or continue to be tied to,~~ the London Interbank Offered Rate (“LIBOR”). The effect of the transition away from LIBOR and the effectiveness of replacement rates remain uncertain. The Fund may be exposed to financial instruments linked to other reference rates that may also cease to be published in the future.

16.	COMMENT: Municipal Lease Obligation Risk. If the Fund will invest in municipal lease obligations as a principal investment strategy, please revise the Principal Investment Strategies section as appropriate.

RESPONSE: The Trust has added the following disclosure to the Principal Investment Strategies section:

The Fund may invest in all types of municipal bonds, including general obligation bonds, revenue bonds and participation interests in municipal leases.

17.	COMMENT: Municipal Issuer Focus Risk. Please reconcile the disclosure of this risk with the fourth paragraph in Principal Investment Strategies, which provides that the Fund does not focus its investments. If the Fund will focus its investments in the categories whose risks are disclosed – General Obligation and Revenue Bonds, Education Revenue Bonds, Industrial Revenue Bonds, Special Tax Bonds, Tax Allocation Revenue Securities, and Transportation Facility Revenue Bonds – please revise the relevant Principal Investment Strategies section accordingly.

RESPONSE: The Trust believes that its “Municipal Issuer Focus Risk” adequately describes the risks to the extent the Fund focuses its investments in any particular category. The Trust respectfully declines to make any additional changes at this time.

More Information about the Fund’s Investments

18.	COMMENT: The disclosure describes the Adviser’s bottom-up fundamental analysis that its investment team uses to screen for issuers that meet its tests of creditworthiness. Please summarize this methodology in Item 4.

RESPONSE: The Trust has added the following disclosure in response to Item 4 of Form N-1A to the Principal Investment Strategies section:

The Adviser uses a bottom-up fundamental analysis to screen for issuers that meet its investment team’s fundamental tests of creditworthiness. The Adviser’s investment team favors those issuers with attractive return potential from a combination of price improvement and yield through solid coverage of debt service and a priority lien on hard assets, dedicated revenue streams or tax resources. Inputs into the investment team’s analysis include credit analysis, security structure, sector analysis and yield curve positioning. Factors that the Adviser’s investment team considers in constructing and assessing the Fund’s portfolio and in analyzing the Fund’s exposure to sectors is described further below.

About Your Investment

19.	COMMENT: Under “How to Purchase Shares,” it is stated that minimum investment amounts for investing in the Fund can be found in the separately managed account brochure. Please clarify if this is applicable to both initial and/or subsequent investment requirements. See Item 6(a).

RESPONSE: The Trust will revise disclosures regarding minimum investment amounts for investing in the Fund to indicate:

The Fund does not impose any minimum investment requirements. However, the separately managed accounts through which the Fund is offered typically impose minimum investment requirements.

Derivative Actions Brought on Behalf of the Trust

20.	COMMENT: We note the disclosure of the following provisions, which will presumably be included in the to-be-filed Declaration of Trust, and that each provision “does not apply to claims brought under federal securities laws”: (b)(1) the provision requiring at least 10% of the outstanding voting securities of the Trust, applicable series or class to join in the request to bring the derivative action; and (b)(2) the provision requiring an undertaking by the requesting shareholders to reimburse the Trust for the expense of any advisors retained by the Board of Trustees in the event that the Trustees determine not to bring such action. Please also carve out claims brought under the federal securities laws from the requirement to make a pre-suit demand (which is labeled as provision “(a)” in the last paragraph on page 31). Please also confirm that these carve-outs will be included in the to-be-filed Declaration of Trust.

RESPONSE: The Trust has revised the first full paragraph under “Derivative Actions Brought on Behalf of the Trust – General” as shown below:

Except with respect to claims arising under the federal securities laws, in ~~In~~ addition to the requirements set forth under Delaware law, a shareholder may bring a derivative action on behalf of the Trust only if the following conditions are met: (a) the shareholder or shareholders must make a pre-suit demand upon the Trustees to bring the subject action unless an effort to cause the Trustees to bring such an action is not likely to succeed. For purposes of this requirement, a demand on the Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, has a personal financial interest in the transaction at issue, and a Trustee shall not be deemed interested in a transaction or otherwise disqualified from ruling on the merits of a shareholder demand by virtue of the fact that such Trustee receives remuneration for his service on the Board of Trustees of the Trust or on the boards of one or more trusts that are under common management with or otherwise affiliated with the Trust; (b) unless a demand is not required under paragraph (a), shareholders eligible to bring such derivative action under Delaware law who hold at least 10% of the outstanding shares of the Trust, or 10% of the outstanding shares of the series or class to which such action relates, shall join in the request for the Trustees to commence such action; and (c) unless a demand is not required under paragraph (a), the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and shall require an undertaking by the shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. The Board of Trustees may designate a committee of one Trustee to consider a shareholder demand if necessary to create a committee with a majority of Trustees who do not have a personal financial interest in the transaction at issue.

The Trust also confirms that these “carve-outs” will be included in the to-be-filed Declaration of Trust.

21.	COMMENT: The prospectus also states that the limitations describing choice of forum do not apply to claims asserted under the federal securities laws. Please ensure that the amended and restated Declaration of Trust reflects this federal securities law claim carve-out.

RESPONSE: The Trust confirms that the federal securities law claim “carve-out” will be included in the to-be-filed Declaration of Trust.

22.	COMMENT: We may have additional comments once you have provided the amended and restated Declaration of Trust, if applicable.

RESPONSE: The Trust acknowledges the Staff’s comment.

Statement of Additional Information

Investment Restrictions of the High Yield Municipal Completion Fund

23.	COMMENT: With respect to the Fund’s investment restriction regarding concentration, please add “or group of industries” to the end of the first sentence. Please also clarify that concentration means investing more than 25% of the Fund’s total assets in any one industry or group of industries.

RESPONSE: The Trust has revised the disclosure to include “or group of industries” and will clarify that concentration means investing more than 25% of the Fund’s total assets in any one industry or group of industries by revising the Fund’s investment restriction regarding concentration as shown below:

Make investments that will result in the concentration ~~(as that term may be defined or interpreted by the 1940 Act, Laws, Interpretations and Exemptions)~~ of its investments in the securities of issuers primarily engaged in the same industry or group of industries. The term concentration generally refers to the Fund investing more than 25% of its total assets in a particular industry or group of industries. This restriction does not limit the Fund’s investments in (i) obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities, (ii) tax-exempt obligations issued by governments or political subdivisions of governments or (iii) repurchase agreements collateralized by such obligations;

The Trust has added the following disclosure to the explanations of the Fund’s investment restriction regarding concentration

For purposes of investment restriction 4 above, the Adviser, where applicable, may determine an “industry” by using a recognized industry classification service including, but not limited to, industry classifications established by Bloomberg, with certain modifications. The Adviser also may include additional industries as separate classifications, to the extent applicable. Because the Adviser has determined that certain categories within, or in addition to third-party classifications have unique investment characteristics, additional industries may be included as industry classifications. This policy will be interpreted to give broad authority to the Fund as to how to classify issuers within or among industries. The Fund may change the sources used for determining industry classifications without shareholder approval.

Closing

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. If no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (312) 853-7894.

Sincerely, /s/ John M. Ekblad

John M. Ekblad, Esquire (as Attorney for the Fund)

cc:

Sheelyn Michael, Deputy General Counsel, First Eagle Investment Management, LLC

Nathan J. Greene, Sidley Austin LLP

Matthew J. Kutner, Sidley Austin LLP